Shelby Group, Inc.
10135 E. Via Linda Road
Suite D-224A
Scottsdale, AZ, 85260

SEC Correspondence to letter dated September 8, 2008

September 18, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

To Whom It May Concern:

Re:	Shelby Group, Inc. Form 10-KSB/A for Fiscal Year Ended December 31, 2007 Filed September 8, 2008

In response to your letter dated September 8, 2008, management has determined that after further review of your comments, the effectiveness of our Disclosure Controls and Procedures are ineffective as of the end of the fiscal year 2007.

In response to Disclosure Controls and Procedures

We have concluded that our failure to provide our report on internal control over financial reporting has had significant impact over the effectiveness of our disclosure controls and procedures as of the end of the fiscal year 2007.  It was determined that the company lacked a formal description and implementation process for disclosure controls and procedures to ensure that information required to be disclosed by the company is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

We therefore conclude that our Disclosure Controls and Procedures are ineffective as of the end of fiscal year 2007.

Given the limited resources of the company, we will try and establish a written policy of Controls and Procedures with the help of outside securities attorneys and consultants.  We have contacted our Auditor to help in establishing guidelines that will allow for the effectiveness of our Disclosure Controls and Procedures

In response to Internal Controls over Financial Reporting.

We will be correcting the wording of our response to include compliance with 308T(a)(1), that management is responsible for establishing and maintaining adequate internal control over financial reporting.  We have further recognized that our process for reviewing internal control is inadequate due to the limited resources of the company.  Due to the limited operations, where the company has no operating business, no bank account, no receivables, and limited payables, our framework was limited to reviewing only a few transactions per quarter.  Our management did not take into account the possibility of fraud.  Pursuant to 308T(a)(3) our controls over financial reporting are ineffective.  In compliance with 308T(a)(4) we will include that: “this annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in the annual report.”

In response to “Other Exchange Act filings”

Our Form 10Q’s for the fiscal quarter ended March 31 and June 30 have been compiled and are in the process of being edgarized at this time.  They will need final approval from our independent public accounting firm.  Once this is given, we will file the reports.  It is thought that these reports should be filed no later than Monday September 22, 2008, and indeed may be filed sooner.

I hope this detailed cover letter will assist you in your review.

Sincerely,

/s/  Kevin Ericksteen

Kevin Ericksteen